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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002
                                         ---------------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

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AMVESCAP PLC
507672
IMMEDIATE RELEASE  13 SEPTEMBER 2002

                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN


To:   Listing Applications
      UK Listing Authority
      Financial Services Authority
      25, The North Colonnade
      Canary Wharf
      London, E14 5HS

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               Please ensure the entries on this return are typed
-------------------------------------------------------------------------------
1.   Name of company:                AMVESCAP PLC
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2.   Name of scheme:                 PERPETUAL SHARE OPTION SCHEMES
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3.   Period of return:               FROM: 13 MARCH 2002 TO 13 SEPTEMBER 2002.
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4.   Number and class of             1,990,999 ORDINARY SHARES OF 25P EACH
     shares (amount of
     stock/debt security)
     not issued under scheme
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5.   Number of shares                13,760 ORDINARY SHARES OF 25P EACH
     issued/allotted under
     scheme during period
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6.   Balance under scheme            1,977,239 ORDINARY SHARES OF 25P EACH
     not yet issued/allotted
     at end of period
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7.   Number and class of             2,032,278 ORDINARY SHARES OF 25P EACH
     share(s) (amount of             LISTED ON 13 MARCH 2001
     stock/debt securities)
     originally listed and
     the date of admission
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Please confirm total number          790,372,831 ORDINARY SHARES OF 25P EACH
of shares in issue at the
end of the period in order
for us to update our records
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Contact for queries:                 ANGELA TULLY
                                     TELEPHONE: 020 7454 3652
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Person making return                 ANGELA TULLY - ASSISTANT COMPANY SECRETARY
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  13 September, 2002                   By  /s/ ANGELA TULLY
      ------------------                       ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary